UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-35257

NOTIFICATION OF LATE FILING	CUSIP NUMBER 02752P

(Check one):	☐ Form 10-K ☐ Form 20 F ☐ Form 11 K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I — REGISTRANT INFORMATION

American Midstream Partners, LP

Full Name of Registrant:

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):

2103 CityWest Blvd.

Building #4, Suite 800

City, State and Zip Code:

Houston, Texas 77042

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Midstream Partners, LP (the “Partnership”) is notifying the Securities and Exchange Commission (the “Commission”) that the Partnership is utilizing Rule 12b-25, which allows for a filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”) to be deemed timely if filed within the 5-day extension period. As disclosed in the Partnership’s Current Report on Form 8-K filed with the Commission on April 16, 2018, the Chief Accounting Officer of American Midstream GP, LLC, the general partner of the Partnership (the “General Partner”), changed in late April 2018. In connection with the change in management, the Partnership needs additional time to integrate new management and provide sufficient time for review and evaluation of the Partnership’s condensed consolidated financial statements. Such needed additional time could not be obviated without incurring unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Karen S. Acree	346	241-3400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership intends to report net loss attributable to the Partnership of $13.6 million for the three months ended March 31, 2018, as compared to net loss of $30.2 million for the three months ended March 31, 2017. The foregoing difference is primarily due to higher total revenues partially offset by an increase in operating costs.

The financial information set forth herein consists of preliminary unaudited results, which will not be final until the Partnership files its unaudited financial statements in the Form 10-Q.

The statements included in this Form 12b-25 regarding the Partnership’s financial performance and results of operations, in each case as expected to be reported, the expected filing date of the Form 10-Q and other statements that are not historical facts are “forward- looking statements” within the meaning of Section 27A of the Securities and Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although management believes the expectations reflected in those forward-looking statements are reasonable, no assurance can be given that they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the finalization of the Partnership’s unaudited financial statements, as well as other factors described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

American Midstream Partners, LP has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN MIDSTREAM PARTNERS, LP

	By:	American Midstream GP, LLC its General Partner

Date: May 11, 2018	By:	/s/ Eric T. Kalamaras
	Name:	Eric T. Kalamaras
	Title:	Senior Vice President and Chief Financial Officer